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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               R.O.C. TAIWAN FUND
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    749651105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


----------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
----------------------------------------------------------------------------------------------------------------------
 1)        Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO.
---------- -----------------------------------------------------------------------------------------------------------
 2)        Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [X]

                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
 3)        SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
 4)        Citizenship or Place of Organization
           CAYMAN ISLANDS
-------------------- ------- -----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
                             0
     Number of       ------- -----------------------------------------------------------------------------------------
      Shares         6)      Shared Voting Power
   Beneficially              975,840 SHARES
     Owned by        ------- -----------------------------------------------------------------------------------------
       Each          7)      Sole Dispositive Power
     Reporting               0
      Person         ------- -----------------------------------------------------------------------------------------
        with         8)      Shared Dispositive Power
                             975,840 SHARES

---------- -----------------------------------------------------------------------------------------------------------
 9)        Aggregate Amount Beneficially Owned by Each Reporting Person
           975,840 SHARES
---------- -----------------------------------------------------------------------------------------------------------
10)        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)            [ ]

---------- -----------------------------------------------------------------------------------------------------------
11)        Percent of Class Represented by Amount in Row (11)
           2.98%
---------- -----------------------------------------------------------------------------------------------------------
12)        Type of Reporting Person (See Instructions)

           IV*
---------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Citizenship or Place of Organization
          BRITISH VIRGIN ISLANDS
-------------------- ------- ----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                10,000 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        With         ------- ----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             10,000 SHARES

--------- -----------------------------------------------------------------------------------------------------------
 9)       Aggregate Amount Beneficially Owned by Each Reporting Person
          10,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
10)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)       Percent of Class Represented by Amount in Row (11)
          0.03%
--------- -----------------------------------------------------------------------------------------------------------
12)       Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LP VALUE LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Citizenship or Place of Organization
          BRITISH VIRGIN ISLANDS
-------------------- ------- ----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                974,000 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        With         ------- ----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             974,000 SHARES

--------- -----------------------------------------------------------------------------------------------------------
 9)       Aggregate Amount Beneficially Owned by Each Reporting Person
          974,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
10)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)       Percent of Class Represented by Amount in Row (11)
          2.98%
--------- -----------------------------------------------------------------------------------------------------------
12)       Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY UNIVERSAL VALUE, LP
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Citizenship or Place of Organization
          DELAWARE
-------------------- ------- ----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                700,000 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        With         ------- ----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             700,000 SHARES

--------- -----------------------------------------------------------------------------------------------------------
 9)       Aggregate Amount Beneficially Owned by Each Reporting Person
          700,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
10)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)       Percent of Class Represented by Amount in Row (11)
          2.1%
--------- -----------------------------------------------------------------------------------------------------------
12)       Type of Reporting Person (See Instructions)
          PN*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS L.P.
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Citizenship or Place of Organization
          DELAWARE
-------------------- ------- ----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                376,160 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        With         ------- ----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             376,160 SHARES

--------- -----------------------------------------------------------------------------------------------------------
 9)       Aggregate Amount Beneficially Owned by Each Reporting Person
          376,160 SHARES
--------- -----------------------------------------------------------------------------------------------------------
10)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)       Percent of Class Represented by Amount in Row (11)
          1.2%
--------- -----------------------------------------------------------------------------------------------------------
12)       Type of Reporting Person (See Instructions)
          PN*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY PARTNERS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Citizenship or Place of Organization
          ISLE OF MAN
-------------------- ------- ----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                4,010,000 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        With         ------- ----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             4,010,000 SHARES

--------- -----------------------------------------------------------------------------------------------------------
 9)       Aggregate Amount Beneficially Owned by Each Reporting Person
          4,010,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
10)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)       Percent of Class Represented by Amount in Row (11)
          12.3%
--------- -----------------------------------------------------------------------------------------------------------
12)       Type of Reporting Person (See Instructions)
          IA*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          COLIN KINGSNORTH
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Citizenship or Place of Organization
          BRITISH
-------------------- ------- ----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                4,010,000 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        With         ------- ----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             4,010,000 SHARES

--------- -----------------------------------------------------------------------------------------------------------
 9)       Aggregate Amount Beneficially Owned by Each Reporting Person
          4,010,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
10)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)       Percent of Class Represented by Amount in Row (11)
          12.3%
--------- -----------------------------------------------------------------------------------------------------------
12)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          ANDREW PEGGE
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Citizenship or Place of Organization
          BRITISH
-------------------- ------- ----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                4,010,000 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        With         ------- ----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             4,010,000 SHARES

--------- -----------------------------------------------------------------------------------------------------------
 9)       Aggregate Amount Beneficially Owned by Each Reporting Person
          4,010,000 SHARES
--------- -----------------------------------------------------------------------------------------------------------
10)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)       Percent of Class Represented by Amount in Row (11)
          12.3%
--------- -----------------------------------------------------------------------------------------------------------
12)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13G


ITEM 1(A)         NAME OF ISSUER:

This statement on Schedule 13G relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in The R.O.C. Taiwan Fund, a Massachusetts business trust corporation (the "Trust").

       1(B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

c/o Citigati Dewe Rogerson
1440 Broadway
16th Floor
New York, New York  10018

ITEMS 2(A)        NAMES OF PERSONS FILING:

This statement is being filed jointly by (i) The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"); (ii) Laxey Investors Limited, a British Virgin Islands company ("LIL"); (iii) LP Value Limited, a British Virgin Islands company, ("LPV")(iv) Laxey Universal Value, LP, a Delaware limited partnership ("LUV"), (v) Laxey Investors L.P., a Delaware limited partnership ("LLP"), (vi) Laxey Partners Limited, an Isle of Man company ("Laxey"); (vii) Colin Kingsnorth, a British citizen ("Kingsnorth"); and (viii) Andrew Pegge, a British citizen ("Pegge" and, collectively with Catalyst, LIL, LPV, LUV, LLP, Laxey and Kingsnorth, the "Reporting Persons").

        2(B) AND 2(C)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE AND CITIZENSHIP:

Catalyst, a Cayman Islands company, is a private investment company formed in May 2000 created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

LIL, a British Virgin Islands company, is a private investment company formed in March 1999 created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickams Cay I, Road Town, Tortola, British Virgin Islands.

LPV is an international business company incorporated in the British Virgin Islands on October 2001 created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. LPV is managed by Laxey Partners Limited. The record address of LPV is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

LUV is a Delaware limited partnership organized on February 28, 2002 to provide the partners with an absolute return through capital appreciation with an emphasis on structural arbitrage. The general partner of LUV is Laxey Partners GP(2) Limited, a company established in the British Virgin Islands in February 2002 and wholly-owned subsidiary of Laxey, the investment manager of LLP. The address of LUV's principal business and principal office is c/o BoE International Fund Services Limited, Samuel Harris House, St. George's Street, Douglas, Isle of Man IM99 1EZ, British Isles.

LLP is a Delaware limited partnership organized on November 15, 2001 to provide the partners with an absolute return through realization of increases in the trading prices of portfolio securities and to take advantage of investment opportunities in closed-end funds and similar investment entities. The general partner of LLP is Laxey Partners (GP) Limited, a company established in the British Virgin Islands in October 2001 and wholly-owned subsidiary of Laxey, the investment manager of LLP. The address of LLP's principal business and principal office is c/o BoE International Fund Services Limited, Samuel Harris House, St. George's Street, Douglas, Isle of Man IM99 1EZ, British Isles.

Laxey, an Isle of Man company, is the investment manager for each of Catalyst, LIL, LUV, LLP and LPV subject to the overall control of the directors or general partners, of each of these entities, as applicable. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man IM1 2BF.

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. Kingsnorth is a British citizen. His business address is 28 Chelsea Wharf, Lots Road, London, SW10 0QJ, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Pegge is a British citizen.

     2(D) TITLE OF CLASS OF SECURITIES: Common Stock

     2(E) CUSIP NUMBER:

                           749651105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined n section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ] An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)
          (E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240. 13d-1(b)(1)(ii)(F);

     (g)  [ ] A parent holding company or control person in accordance with ss.
          240. 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

         Not applicable. This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

ITEM 4. OWNERSHIP

     4(A) AND 4(B) AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 975,840 shares of Common Stock, which represent approximately 2.98% of the issued and outstanding Common Stock of the Fund. As of the date hereof, LIL, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 10,000 shares of Common Stock, which represent approximately 0.03% of the issued and outstanding shares of the Common Stock. As of the date hereof, LPV, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 974,000 shares of Common Stock, which represent approximately 2.98% of the issued and outstanding shares of the Common Stock. As of the date hereof, LUV, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 700,000 shares of Common Stock, which represent approximately 2.1% of the issued and outstanding shares of the Common Stock. As of the date hereof, LLP, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 376,160 shares of Common Stock, which represent approximately 1.2% of the issued and outstanding shares of the Common Stock. As of the date hereof, Laxey, through its management of a discretionary account held for the benefit of an unaffiliated third party, together with Kingsnorth and Pegge, are the beneficial owners of 974,000 shares of Common Stock, which represents approximately 2.98% of the issued and outstanding shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 4,010,000 shares of Common Stock, constituting approximately 12.3% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

       4(C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS: (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE, (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE,
       (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, AND (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 975,840 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL the power to vote and dispose of 10,000 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LPV the power to vote and dispose of 974,000 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LUV the power to vote and dispose of 700,000 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LLP the power to vote and dispose of 376,160 shares of Common Stock. As of the date hereof, Kingsnorth and Pegge share with Laxey, through its management of a discretionary account held for the benefit of an unaffiliated third party, the power to vote and dispose of 974,000 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 4,010,000 shares of Common Stock, constituting approximately 12.3% of the shares of Common Stock outstanding. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

The information for this item is contained elsewhere in this Schedule 13G and is incorporated herein by reference. See also Exhibit A annexed hereto.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10. CERTIFICATION:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2002

                                THE VALUE CATALYST FUND LIMITED


                                By:      /s/ James McCarthy
                                   --------------------------------------
                                         Name:  James McCarthy
                                         Title: Chairman


                                LAXEY INVESTORS LIMITED



                                By:      /s/ Andrew Pegge
                                   --------------------------------------
                                         Name:  Andrew Pegge
                                         Title: Director


                                LAXEY UNIVERSAL VALUE LP

                                By:      Laxey Partners GP(2) Limited, General
                                         Partner

                                By:      /s/ Andrew Pegge
                                   --------------------------------------
                                         Name:  Andrew Pegge
                                         Title: its Director


                                LAXEY INVESTORS L. P.

                                By:      Laxey Partners (GP) Limited, General
                                         Partner

                                By:      /s/ Andrew Pegge
                                   --------------------------------------
                                         Name:  Andrew Pegge
                                         Title: its Director

                                     LP VALUE LIMITED



                                     By:      /s/ Andrew Pegge
                                        --------------------------------------
                                              Name:  Andrew Pegge
                                              Title: Director


                                     LAXEY PARTNERS LIMITED



                                     By:      /s/ Andrew Pegge
                                        --------------------------------------
                                              Name:  Andrew Pegge
                                              Title: Director


                                              /s/ Colin Kingsnorth
                                     -----------------------------------------
                                     Colin Kingsnorth




                                             /s/ Andrew Pegge
                                     -----------------------------------------
                                     Andrew Pegge

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the common stock of THE R.O.C. TAIWAN FUND, and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 10th day of September, 2002.

                                 THE VALUE CATALYST FUND LIMITED


                                 By:      /s/ James McCarthy
                                    -----------------------------------------
                                          Name:  James McCarthy
                                          Title: Chairman


                                 LAXEY INVESTORS LIMITED



                                 By:      /s/ Andrew Pegge
                                    -----------------------------------------
                                          Name:  Andrew Pegge
                                          Title: Director


                                 LAXEY UNIVERSAL VALUE LP

                                 By:      Laxey Partners GP(2) Limited, General
                                          Partner

                                 By:      /s/ Andrew Pegge
                                    -----------------------------------------
                                          Name:  Andrew Pegge
                                          Title: its Director

                                  LAXEY INVESTORS L. P.

                                  By:      Laxey Partners (GP) Limited, General
                                           Partner

                                  By:      /s/ Andrew Pegge
                                      -----------------------------------------
                                           Name:  Andrew Pegge
                                           Title: its Director


                                  LP VALUE LIMITED



                                  By:      /s/ Andrew Pegge
                                      -----------------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director


                                  LAXEY PARTNERS LIMITED



                                  By:      /s/ Andrew Pegge
                                      -----------------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director


                                           /s/ Colin Kingsnorth
                                  ---------------------------------------------
                                  Colin Kingsnorth




                                           /s/ Andrew Pegge
                                  ---------------------------------------------
                                  Andrew Pegge